SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESARO, INC.

(Name of Subject Company)

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Class of Securities)

Lisa DeMarco, Esq.

GlaxoSmithKline

1250 Collegeville Road/ UP4110

Collegeville, Pennsylvania 19426-0989

215-817-2456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), pursuant to General Instruction D to Schedule TO related to a planned cash tender offer for all of the issued and outstanding shares of common stock, par value $0.0001 per share of TESARO, Inc., (the “Company”) pursuant to an Agreement and Plan of Merger, dated as of December 3, 2018, by and among GSK, Adriatic Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of GSK (“Purchaser”), and the Company.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the issued and outstanding shares of common stock of the Company described in this announcement has not commenced. At the time the tender offer is commenced, GSK, GlaxoSmithKline LLC, a Delaware limited liability company (“GSK LLC”), and Purchaser will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by, or caused to be filed by, GSK, GSK LLC and Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Forward-looking Statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this press announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in GSK’s Annual Report on Form 20-F for 2017. GSK is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Item 12.	Exhibits.

(a)(5)(a)	Joint Press Release, date December 3, 2018, GSK and Tesaro, Inc.

(a)(5)(b)	E-mail, dated December 3, 2018, from Emma Walmsley, GSK’s Chief Executive Officer, to the Company employees

(a)(5)(c)	GSK Newsflash to all GSK Pharma Employees from Hal Barron & Luke Miles on December 3, 2018

(a)(5)(d)	GSK investor call slides, dated December 3, 2018

(a)(5)(e)	Social media content issued by GSK on December 3, 2018